UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025.

Commission File Number 001-41681

WANG & LEE GROUP, Inc.

(Translation of registrant’s name into English)

Mr. Pui Lung Ho, Chief Executive Officer

5-6/F Wing Tai Factory Building,

3 Tai Yip Street,

Kwun Tong,

Kowloon, Hong Kong

Telephone: +852 2889 1313

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into Material Definitive Agreement

On Mach 12, 2025, WANG & LEE HOLDINGS, Inc. (the “Company”) entered into a sale and purchase agreement (the “Agreement”) with ALLIED WORLDWIDE INDUSTRIES LIMITED (the “Vendor”), for the purchase of the entire issued and outstanding share capital of Solar (HK) Limited (“Solar HK”) (the “Acquisition”), a company incorporated under the laws of Hong Kong, for the consideration of HK$15,000,000 (the “Consideration”). The Consideration shall be satisfied by the Company through the issuance of convertible promissory note (the “Note”) to the Vendor for the principal amount of HK$15,000,000. Upon the completion of the Acquisition, the Company will own the entire issued and outstanding share capital of Solar HK.

Solar HK provides comprehensive services, including solar photovoltaic (PV) system design and installation, green energy project approvals, and emission reduction management. Solar HK, with its all-rounded services and strong client base, is expected to bring extensive synergy to the existing businesses of the Company.

The form of the Agreement is filed as Exhibit 99.1 to this Form 6-K and incorporated herein by reference. The form of the Note is filed as Exhibit 99.2 to this Form 6-K and incorporated herein by reference. The foregoing is only a brief description of the material terms of the Agreement and Note, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

On Mach 13, 2025, the Company issued a press release announcing the Acquisition. A copy of the press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Sale and Purchase Agreement, dated March 12, 2025
99.2	Form of Convertible Promissory Note
99.3	Press Release Dated March 13, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2025	WANG & LEE GROUP, INC.

	By:	/s/ Pui Lung Ho
	Name:	Pui Lung Ho
	Title:	Chief Executive Officer